EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA,

domiciled in Arizona

OPTIMAL MIX SEGMENT OPTION RIDER

This Rider is part of your Contract, and its provisions apply in lieu of any Contract provisions to the contrary. For purposes of this Rider, there are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company of America, “you” and “your” mean the Owner and “Rider” means this Rider.

RIDER SPECIFICATIONS

Rider Effective Date: [The Contract Date as shown in your Data Pages.]

Fee(s) Applicable to Segment Rate of Return: [Contract Fee].

•	Other fees may apply to your Contract.

•	See the Rider Charge section for information regarding charges associated with this Rider.

I.  RIDER OVERVIEW

This Rider describes the Optimal Mix Segment Option. Under this Segment Option, the Segment Rate of Return is determined by measuring the performance of multiple Indices over the Segment Duration and combining those results using a weighted performance mix. The designated Indices and the applicable weights for the Optimal Mix Segment Option are shown in your Data Pages. Weights are applied based on each Index’s performance rank on the Segment Maturity Date. This means that each Index will be weighted according to its performance in relation to the other component Indices.

Different weightings may apply to other Segment Types or future offerings. All weightings will total 100%. The Segment Type(s) currently available under the Optimal Mix Segment Option are shown in your Data Pages.

The terms and conditions of this Rider are set forth below.

II.  DEFINITIONS

The following is added to the Index definition:

INDEX

For the Optimal Mix Segment Option, “Index” generally means a set of component Indices, each of which is a benchmark designed to track the performance of a defined portfolio of securities, not including dividends, and used in the determination of the Segment Rate of Return. For Sections 2.06 and 2.08, the Index means any of the component Indices.

The following is added to the Index Performance Rate definition:

INDEX PERFORMANCE RATE

For the Optimal Mix Segment Option, “Index Performance Rate” means, for any Segment, a single percentage change in the value calculated based on the weighted performance of the component Indices from the Segment Start Date to the Segment Maturity Date, using the weights shown in the Data Pages as applied according to each component Index’s performance rank. This calculation, called the point-to-point method, compares the change in the value of each component Index between two discrete points in time, namely the Segment Start Date and the Segment Maturity Date. In certain instances, an Index (or, for the Optimal Segment Option, any of the component Indices) may not publish a price on a Segment Start Date or Segment Maturity Date in which case we will use the last published price as the price on such a Segment Start Date, or Segment Maturity Date for purposes of calculating the Index Performance Rate. The Index Performance Rate may be positive or negative.

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The definition of Segment Buffer is deleted and replaced by the following:

SEGMENT BUFFER

“Segment Buffer” means the maximum percentage decline in the performance of an Index (or, for the Optimal Segment Option, the Index Performance Rate) during a Segment Duration that will be absorbed under the Contract with no resulting reduction in the Segment Maturity Value for a Segment held until its Segment Maturity Date.

III.  TERMS AND CONDITIONS OF THIS RIDER

The following is added to the Segment Rate of Return provision:

SEGMENT RATE OF RETURN

For the Optimal Mix Segment Option, your Segment Rate of Return on the Segment Maturity Date is determined as shown in the table below.

If the Index Performance Rate:	Then the Segment Rate of Return will be:
When multiplied by the Participation Rate is greater than the Performance Cap Rate	Equal to the Performance Cap Rate, minus any applicable cumulative fee(s) shown in the Rider Specifications

When multiplied by the Participation Rate is positive and less than or equal to the Performance Cap Rate	Equal to the Index Performance Rate multiplied by the Participation Rate, minus any applicable cumulative fee(s) shown in the Rider Specifications

Is between zero and the Segment Buffer, inclusive of both	Equal to 0%, minus any applicable cumulative fee(s) shown in the Rider Specifications

Is more negative than the Segment Buffer	Negative to the extent the percentage decline exceeds the Segment Buffer, minus any applicable cumulative fee(s) shown in the Rider Specifications

The following is added to the Segment Interim Value section:

SEGMENT INTERIM VALUE

For the Optimal Mix Segment Option, at the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives is calculated using an option pricing model for valuing three different hypothetical options: (1) buying an At-the-Money Rainbow Call Option, (2) selling an Out-of-the-Money Rainbow Call Option, and (3) selling an Out-of-the-Money Rainbow Put Option.

At-the-Money Rainbow Call Option gives the right to buy the component Indices equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the relative component Indices value on the Segment Start Date.

Out-of-the-Money Rainbow Call Option gives the right to buy the component Indices equal to the Segment Investment multiplied by the Participation Rate on the scheduled Segment Maturity Date, at the relative component Indices value on the Segment Start Date increased by the Performance Cap Rate divided by the Participation Rate.

Out-of-the-Money Rainbow Put Option gives the right to sell the component Indices equal to the Segment Investment on the scheduled Segment Maturity Date, at the relative component Indices value on the Segment Start Date decreased by the Segment Buffer.

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IV.   THE RIDER CHARGE

There is no additional charge for this Rider. However, please refer to your Contract, including the Rider Specification section above, the Data Pages, and any other applicable Rider(s) for fees that may apply to your Contract.

V.   TERMINATION

This Rider terminates upon termination of the Contract to which this Rider is attached.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY OF AMERICA

[	[

Mark Pearson,	Kurt W. Meyers,
Chief Executive Officer]	Chief Legal Officer and Secretary]

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